Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated December 2, 2005)	Registration No. 333-127245

ADVANCED MEDICAL OPTICS, INC.

$150,000,000

1.375% Convertible Senior Subordinated Notes due 2025

and

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated December 2, 2005, as supplemented by prospectus supplements dated December 9, 2005, January 9, 2006, January 31, 2006 and February 10, 2006, relating to the resale by certain of our securityholders of up to $150,000,000 aggregate principal amount at maturity of our 1.375% Convertible Senior Subordinated Notes due 2025 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Name of Selling Securityholder	Amount of Notes Offered Hereby	Percentage of Aggregate Principal Amount of Notes Outstanding	Number of Shares of Common Stock Owned (1) (2)	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding (3)

Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio (4)	6,000,000 (5)	4.0%	(6)	126,050	**

UBS Securities LLC (7) (8)	14,550,000 (9)	9.7%	(6) (10)	305,672	**

__________________

**	Represents less than 1.0% of the common stock outstanding.

(1)

Assumes conversion of all of the holder’s notes at a conversion rate of 21.0084 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes — Conversion Rights — Make Whole Amount” and “Description of the Notes — Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Includes shares of common stock issuable upon conversion of the notes in addition to any other shares of common stock identified to us by the selling securityholder as owned by it. See footnote (1).

(3)

Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 68,449,192 common shares outstanding as of February 28, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.

(4)

Pursuant to an investment management agreement, RG Capital Management, L.P. ("RG Capital") serves as the investment manager of Radcliffe SPC, Ltd.'s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC ("Management") is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(5)

Includes $4,000,000 aggregate principal amount of notes previously reflected in the prospectus dated December 2, 2005, plus an additional $2,000,000 aggregate principal amount of notes subsequently acquired by such selling securityholder.

(6)

Radcliffe SPC, Ltd has indicated that it beneficially owns $4,809,000 aggregate principal amount of our 2.50% Convertible Senior Subordinated Notes due 2024 (the "2.50% Notes"), and UBS Securities LLC has indicated that it beneficially owns $1,037,000 aggregate principal amount of our 2.50% Notes. As a result of our irrevocable election to satisfy in cash our conversion obligation with respect to the principal amount of any 2.50% Notes converted after December 15, 2004, on conversion, each selling securityholder will receive (A) a cash amount equal to the aggregate principal amount of the 2.50% Notes to be converted, and (B) a number of shares of common stock equal to (i) the aggregate principal amount of 2.50% Notes to be converted divided by 1,000 and multiplied by (ii)(a) the conversion rate with respect to the 2.50% Notes then in effect minus (b) $1,000 divided by the applicable stock price (as defined in the prospectus and the indenture relating to the 2.50% Notes). The initial conversion rate of the 2.50% Notes is 19.9045 shares of common stock per $1,000 principal amount at maturity of the 2.50% Notes, subject to adjustment as described in the prospectus and the indenture relating to the 2.50% Notes.

(7)

The selling securityholder has identified itself as a broker-dealer. Such selling securityholder has informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business, and (2) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

(8)

UBS A.G., the controlling stockholder of the selling securityholder, has dispositive power over the notes and voting and dispositive power over the common stock underlying the notes held by the selling securityholder.

(9)

Includes $13,050,000 aggregate principal amount of notes previously reflected in the prospectus supplement dated December 9, 2005, plus an additional $1,500,000 aggregate principal amount of notes subsequently acquired by such selling securityholder.

(10)	The selling securityholder has indicated that it beneficially owns $500,000 aggregate principal amount of our 1.375% Convertible Senior Subordinated Notes due 2025, CUSIP number 00763MAJ7.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the accompanying prospectus beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 10, 2006.

2